March 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Re:	U-BX Technology Ltd.

Registration Statement on Form F-1, as amended (File No. 333- 262412)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of U-BX Technology Ltd. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m., Eastern Time, on March 25, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ortoli Rosenstadt LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,
EF HUTTON LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

[Signature Page to Underwriter’s Acceleration Request Letter]